EXHIBIT 99.1

mCloud Provides Update on Repayment of Outstanding Unsecured Convertible Debentures

SAN FRANCISCO, June 27, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSX-V: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today provided an update on the planned repayment of its outstanding unsecured convertible debentures due on June 30 , 2022 (the "Debentures").

mCloud filed an F-1 registration statement with the SEC on May 11 in connection with its previously announced preferred share offering. The Company has received and responded to comments toward the anticipated clearing of the registration statement and anticipates completing the offering following the registration statement becoming effective, with proceeds largely from existing and additional strategic investors. The Company intends to use a portion of the proceeds of the offering to repay in full the outstanding principal and accrued interest under the Debentures.

To receive payment, holders of Debentures must surrender the certificates evidencing their Debentures to TMX Trust Company, the Debenture agent, at the following address: TSX Trust Company, 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6, Attention: Corporate Actions.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Houston, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 64,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies

View original content: http://www.newswire.ca/en/releases/archive/June2022/27/c6940.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies

CNW 07:00e 27-JUN-22